Exhibit 12.4

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$103,756	$242,675	$105,006	$179,140	$148,817
Fixed charges less capitalized interest	229,458	239,844	231,934	242,357	262,978
Distributed income of equity investees	21,092	21,866	15,995	17,074	9,586
Equity in losses of equity investees for which charges arise from guarantees	(197)	(63)	(44)	—	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(152)	(273)	(3,069)	(3,729)	(4,158)
Total earnings	$353,957	$504,049	$349,822	$434,842	$417,223

Fixed charges (1):
Interest expense (2)	$229,458	$239,844	$231,934	$242,357	$262,978
Capitalized interest	4,153	7,246	5,837	2,671	4,955
Total fixed charges	$233,611	$247,090	$237,771	$245,028	$267,933

Ratio of earnings to fixed charges	1.52	2.04	1.47	1.77	1.56

(1)	The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.
(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.